                                                                    Exhibit 99.1

                        ACCIPITER CAPITAL MANAGEMENT, LLC
                           399 PARK AVENUE, 38TH FLOOR
                            NEW YORK, NEW YORK 10022

      Since early May 2007, the stock price of Rural/Metro Corporation ("Rural")
has dropped by over 50%. This rapid and alarming loss in stockholder value has been caused by Rural's poor financial results, stagnation by Rural in reforming its corporate governance practices and compensation structure, thereby allowing excessive and inappropriate all-cash compensation to senior management, failure to provide investors with any significant expectations for financial performance over any timeframe, and the Board of Directors' ("Directors") apparent disregard for its stockholders and their concerns.

      We are dismayed by the lack of progress in these and other areas and are deeply concerned with the direction Rural is going.

      As an example of Rural's apparent disregard for its stockholders, please consider the following chain of events:

      On July 24, 2007, I contacted Rural's CEO Jack Brucker via telephone and conveyed Accipiter's desire to promptly and directly work with the Board regarding these issues to avoid a disruptive election contest.

      On this call, Accipiter suggested that following an agreement on two broad premises described below, Accipiter would enter into detailed discussions regarding specific matters - since agreement on those two premises would constitute a foundation upon which a high probability of success would exist.
The goal was for Rural and Accipiter to reach a comprehensive agreement, which would then be announced publicly and filed in a Form 8-K:

      1.    Rural would augment its Board with two additional members, one representative of Accipiter and one additional independent selected by Accipiter, subject to due diligence and confirmation by Rural's
            Board.

      2.    Rural's Board and management would need to make
            definite commitments to meaningful progress
            within defined time frames regarding the matters
            of concern expressed by numerous significant
            investors, including those stated by Accipiter
            at length in its 2006 proxy materials that are
            part of the public record, as well as in both
            public and private letters to the Board and in
            multiple conversations with management.

      Accipiter anticipated that the specific commitments would be reached following reasonable compromises made during the negotiations. In other words,
Accipiter would not approach negotiations with anything resembling an "all or nothing" approach.

      Accipiter was assured by Mr. Brucker that working together was strongly preferred over a costly, disruptive, and time-consuming election contest at this year's annual meeting. Mr. Brucker indicated that he would consult with his
Board as soon as practicable and convey their response promptly.

      On July 31, 2007, Mr. Brucker called Accipiter, during which call
Accipiter clarified its position regarding its two basic premises that were a precondition to commencing meaningful discussions. Mr. Brucker indicated during that conversation that he was now clear on the message and manner by which
Accipiter wished to communicate to Rural's Board, and would respond promptly with an answer.

August 30, 2007

      Accipiter suggested it make a presentation directly to the Board in person as soon as practicable. Mr. Brucker indicated agreement with that suggestion from a process approach.

      On August 3, 2007, Mr. Brucker next contacted Accipiter. He indicated that
Rural's Board had not yet reached a decision on whether to work with Accipiter to address the serious problems facing Rural. Mr. Brucker stated that a primary reason for the lack of decision was that Rural's Board members did not feel as though they had sufficient time to access the appropriate legal counsel with the required experience in dealing with activist investors. Rural has been dealing with a significant activist investor for almost a year; Accipiter filed its nominations for last year's election contest in August 2006. We believe, therefore, that the Board's alleged reasoning is thus not only nonsensical but also irresponsible.

      Even more outrageous was Mr. Brucker's indication that Rural's Board could not even commit to a specific timeframe in the future for a decision!

      Accipiter informed Mr. Brucker that it considered the lack of decision, compounded by the lack of timetable commitment, after nearly two weeks, to the basic question of whether Rural's Board was willing to commence discussions with a significant stockholder completely unacceptable and unprofessional. Mr.
Brucker indicated that the Board would attempt to respond as soon as it possibly could, but reaffirmed that the Board was unable to commit to a specific timeframe.

      Furthermore, Accipiter informed Mr. Brucker that in light of the upcoming deadline for Rural to prepare a proxy statement proposal for its 2007 annual meeting based on the proposed discussions and the timeframe likely required to complete any potential discussions, Accipiter believed that such open-ended, non-committal responses were disturbing evidence of serious problems within
Rural's Board, as well as completely counter-productive to and disrespectful of
Accipiter's willingness to work with the Board.

      Finally, Mr. Brucker telephoned on August 7, 2007, and indicated that
Rural's Board: (1) had decided against having discussions with Accipiter, (2)
did not wish to meet with Accipiter, and (3) would not directly communicate with
Accipiter in any fashion except through Mr. Brucker as the designated representative. In other words, Rural's Board would maintain what has been a regrettable status quo for the past year and a half and its failure to address the serious problems facing Rural, let alone having serious discussions in any direct fashion with one of its largest stockholders.

      The Rural Board's continued indifference towards its stockholders is troubling. Accipiter has gone to great lengths and demonstrated a patient approach in an attempt to communicate with and work with Rural's Board to address the serious issues facing Rural and start to rebuild stockholder value.
Starting in early 2006, we began to express concerns privately to Rural's management regarding the numerous issues facing Rural. After learning in the months that followed about other significant investors having expressed similar concerns directly to management, we expressed these concerns in May 2006 with a

August 30, 2007

professional and supportive private letter to Rural's Board. Our concerns were and continue to be ignored and substantial stockholder value has been lost by the Board's indifference to the serious issues facing Rural.

      Over 32% of the votes submitted at last year's annual meeting were cast against the Board's incumbent directors, including its chairman. CEO Brucker and
CFO Kristine Ponczak assured us at a meeting immediately following Rural's annual meeting that management and the Board would promptly make meaningful changes and had "gotten the message" from the numerous stockholder concerns expressed during last year's election contest. Other significant investors have indicated to us that management made similar promises during private meetings.

      However, when Nicole Viglucci and I, Accipiter's two director nominees last year, attended Rural's annual meeting in Scottsdale, Arizona on December 1,
2006, we were informed that Messrs. Louis G. Jekel or Mr. Conrad A. Conrad, the two independent directors who had attended the just-completed annual meeting, were unable to attend our meeting with management immediately thereafter.
Rural's proxy statement shows their contact addresses located in Scottsdale.
Neither of Messrs. Jekel or Conrad even took just a few minutes to shake hands, introduce themselves and engage in a brief conversation concerning Rural after
Ms. Viglucci and I traveled over 2,500 miles that morning to attend Rural's annual meeting. Accipiter questions whether Rural's Board had "gotten the message."

      Further, no independent member of Rural's Board has ever directly responded in any fashion to any of Accipiter's public or private letters, numerous requests to attend a Board meeting, nor a single telephone message left at their place of business. How can Rural's Board claim to prefer working together with its stockholders to address the serious issues facing Rural when it refuses numerous requests by one of its largest stockholders to directly communicate in any manner?

      Given the current financial condition of Rural and its Board's record of indifference towards its stockholders, we strongly recommend that the Board immediately designate a lead independent director responsible for directly communicating with and seriously dealing with the numerous significant stockholders who wish to express concerns directly to Rural's Board. Rural's stockholders who have attempted to engage Rural's Board in substantive discussions of the serious issues facing Rural have been forced to endure nothing but silence and inaction from the Board itself. CEO Jack Brucker has consistently indicated that the Board wishes him to serve as the sole conduit for communication with Rural's Board for investor communications or concerns.
Accipiter believes that the Board's decision to have a member of Rural's management as its designee is inconsistent with a central tenet of good corporate governance of an independent Board of Directors.

      Rural's deficient treatment of stockholders is not limited to private discussions. Rural repeatedly provides last minute notice to investors that it is reporting financial results. Management consistently failed to provide stockholders with greater than two business days' notice for the past four quarters. In fact, the one attempt made by Rural to provide investors with customary notice given by many other public companies was not even fulfilled. On
October 24, 2006, Rural told investors that it would report the first quarter
Fiscal 2007 results on the morning of November 9, 2006. Amazingly, Rural neither

August 30, 2007

reported its results nor provided investors with an update as to the status of its financial results on that day. After nearly two full business days had elapsed with complete silence from Rural, the company finally informed investors at 5 p.m. on November 10, 2006 that it would report results on the morning of
November 14, 2006. Worse than indifference for stockholders, Accipiter believes that this practice is likely indicative of deficient internal controls that must be corrected promptly.

      Rural's recent history filing periodic reports with the Securities and
Exchange Commission (the "Commission") may provide further evidence of deficient internal controls. Rural has filed with the Commission a "Notification of Late
Filing" in connection with each of its last two Form 10-Ks and two of its last three Form 10-Qs. Indeed, Rural was late filing a Form 10-Q earlier this year.

      These events paint a picture of a company with meaningful deficiencies in both financial controls and senior leadership, at both Board and management levels. Rural's Board and management should be embarrassed over such an alarming track record of its last minute disclosure practices.

      Rural's plummeting stock price has destroyed over 50% of stockholder value in the past few months. Perhaps the Board's seeming indifference for its stockholders and dramatic value destruction is due in part to the fact that many of its members still do not own a single share of stock, including Cor Clement, its Chairman, Mary Anne Carpenter, and Henry Walker. Senior management continues to receive excessive all-cash compensation, draining Rural's coffers rather than repaying debt.

      Accipiter believes that Rural's Board members would be more committed to serve in the best interests of the company's stockholders if they were stockholders themselves. One of the reforms Accipiter was going to recommend was that the Board implement a minimum stock ownership policy for directors and management. The dollar amount of the purchases should at least equal half their individual cumulative cash compensation during their Board tenure, which would effectively correct their compensation package to what it would have looked like if Rural's director compensation had followed generally accepted norms, rather than its current all-cash compensation scheme. For example, if a director does not own a single share of stock, has served on the board for 3 years, and has received $70,000 in cash compensation per year, then that director should immediately purchase $105,000 in stock. Accipiter is aware that circumstances a few years ago did not allow for equity, rather than cash, compensation. But times have changed.

      Accipiter believes that any Board member unwilling to demonstrate a meaningful financial commitment to Rural's stock should resign immediately.

      Given the myriad failures of the Board and the management it has appointed to create stockholder value, we strongly recommend that the Board immediately reevaluate its attitude towards the Company's stockholders, Rural's true owners, and commit to work with Rural's stockholders to improve stockholder value.
Accipiter reaffirms its preference to work with Rural to effect meaningful improvements to staunch the recent drop in stockholder value and to build additional value rather than engage in an expensive and time-consuming election contest for Board representation. We would expect the same from Rural's Board.

August 30, 2007

      Over 50% of Rural's stockholder value has been destroyed in a rapid downward spiral over the past four months. Rural's dreadful financial performance stands in stark contrast to its primary public competitor, Emergency
Medical Services Corporation, which has consistently reported record financial results. Rural's Board and management have not executed on one single significant issue outstanding from the time of last year's annual meeting. The sorry state of affairs at Rural has created a crisis of confidence, evidenced by its plunging stock price. Significant changes and meaningful action are urgently required.

      We look forward to a prompt response to this letter by Rural's Board.

      Sincerely,

      /s/ Gabe Hoffman
      ----------------
      Gabe Hoffman
      General Partner

                    CERTAIN INFORMATION CONCERNING PARTICIPANTS

Accipiter  Life  Sciences  Fund,  LP  ("ALS  Fund"),  together  with  the  other
Participants  (as defined below),  intend to make a preliminary  filing with the
Securities and Exchange Commission ("SEC") of a proxy statement and accompanying proxy card to be used to solicit  votes for the  election of a slate of director nominees at the 2007 annual meeting of stockholders of Rural/Metro  Corporation, a Delaware corporation (the "Company").

ALS FUND  ADVISES ALL  STOCKHOLDERS  OF THE COMPANY TO READ THE PROXY  STATEMENT
WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT  INFORMATION.  SUCH PROXY
STATEMENT   WILL  BE   AVAILABLE   AT  NO  CHARGE  ON  THE  SEC'S  WEB  SITE  AT
HTTP://WWW.SEC.GOV.  IN ADDITION,  THE  PARTICIPANTS  IN THE  SOLICITATION  WILL
PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST.  REQUESTS FOR
COPIES  SHOULD BE  DIRECTED  TO THE  PARTICIPANTS'  PROXY  SOLICITOR,  MACKENZIE
PARTNERS,     INC.    BY    TELEPHONE    AT    800-322-2885    OR    EMAIL    AT
PROXY@MACKENZIEPARTNERS.COM.

The participants in the proxy  solicitation are anticipated to be Accipiter Life
Sciences Fund (Offshore),  Ltd., ("ALS Fund Offshore"),  Accipiter Life Sciences
Fund II, LP, ("ALS Fund II"), Accipiter Life Sciences Fund II (Offshore),  Ltd.,
("ALS Fund II  Offshore"),  Accipiter Life Sciences Fund II (QP), LP, ("ALS Fund
II QP") (together  with ALS Fund,  ALS Fund  Offshore,  ALS Fund II, ALS Fund II
Offshore,  ALS  Fund  II  QP,  the  "Accipiter  Entities"),   Accipiter  Capital
Management,  LLC,  ("Accipiter  Management"),  Candens Capital,  LLC,  ("Candens
Capital"), Gabe Hoffman, Nicole Viglucci and Mohsin Y. Meghji. As of the date of this  filing,  ALS  Fund,  ALS  Fund II and ALS  Fund II QP  beneficially  owned
745,595,   534,951  and  611,901   shares  of  Common   Stock  of  the  Company,
respectively.  As the general  partner of each of ALS Fund,  ALS Fund II and ALS
Fund II QP,  Candens  Capital may be deemed to  beneficially  own the  1,892,447 shares of Common Stock of the Company  collectively  owned by ALS Fund, ALS Fund
II and ALS Fund II QP.

As of the date of this  filing,  ALS  Fund  Offshore  and ALS  Fund II  Offshore beneficially  owned 749,867 and 1,059,333 shares of Common Stock of the Company, respectively.  As the  investment  manager of each of ALS Fund  Offshore and ALS
Fund II Offshore,  Accipiter  Management may be deemed to  beneficially  own the
1,809,200 shares of Common Stock of the Company  collectively  owned by ALS Fund
Offshore and ALS Fund II Offshore.

As of the date of this  filing Mr.  Hoffman  may be deemed to  beneficially  own
3,701,647 shares of Common Stock collectively  owned by the Accipiter  Entities.
Mr. Hoffman has sole voting and dispositive  power with respect to the 3,701,647
Shares  owned by the  Accipiter  Entities.  Each of Candens  Capital,  Accipiter
Management  and Gabe  Hoffman  disclaims  beneficial  ownership of the shares of
Common Stock of the Company owned by the Accipiter Entities except to the extent of its or his pecuniary interest therein. Currently, neither Nicole Viglucci nor
Mohsin Y. Meghji beneficially owns any shares of Common Stock of the Company.